                                                SEC FILE NUMBER: 0-30382

                                                  CUSIP NUMBER:

                          UNITED STATES

                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K and Form 10-KSB  [_] Form 11-K    [_] Form 20-F

              [ ] Form 10-Q and Form 10-QSB  [_] Form N-SAR

              For Period Ended: December 31, 2006

              [_] Transition Report on Form 10-K

              [_] Transition Report on Form 20-F

              [_] Transition Report on Form 11-K

              [_] Transition Report on Form 10-Q

              [_] Transition Report on Form N-SAR

              For the Transition Period Ended: ________________________

     Read Attached Instruction Sheet Before Preparing Form.

                      Please Print or Type.

 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above,

     identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

  DataLogic International, Inc.

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  Full Name of Registrant

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  Former Name if Applicable

  30950 Rancho Viejo Rd. #120 San Juan Capistrano, CA  92675

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  Address of Principal Executive Office (Street and Number)

  San Juan Capistrano, CA  92675

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  City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[ ]  |(a)  The reasons described in reasonable detail in Part III of this form

     |     could not be eliminated without unreasonable effort or expense;

     |

[ ]  |(b)  The subject annual report, semi-annual report; transition report on

     |     Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be

     |     filed on or before the fifteenth calendar day following the

     |     prescribed due date; or the subject quarterly report of transition

     |     report on Form 10-Q, or portion thereof will be filed on or before

     |     the fifth calendar day following the prescribed due date; and

     |

     |(c)  The accountant's statement or other exhibit required by Rule

     |     12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K,

20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach Extra Sheets If

Needed)

DataLogic International, Inc. (the “Company”) is unable to file its Annual Report on Form 10-KSB for the year ended December 31, 2006 because the Company does not have sufficient funds available to pay its independent public accountants to audit its financial statement or to pay other professionals necessary to complete the Annual Report on Form 10-KSB.

PART IV - OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

        Keith Moore                 (949)           260-0120

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               (Name)            (Area Code)    (Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter)period that the registrant was required to file such reports) been filed?  If answer is no, identify report(s).     [X] Yes   [_] No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?                       [X] Yes   [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  DataLogic International, Inc.

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           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 28, 2007

   By  /s/ Keith Moore

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                          CEO

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION

Intentional Misstatements or omissions of fact constitute Federal Criminal

Violations (See 18 U.S.C. 1001).

                                                                       Annex A

The Company expects that the financial statements in its Annual Report on Form 10-KSB for the year ended December 31, 2006 will reflect a significant change in results of operations from 2005 due to the previously disclosed loss of customer contracts and reduction in scope of operations of its communications segment.  The Company is not in a position to make reasonable estimate of the results because it lacks sufficient funds to complete its financial statements for the year ended December 31, 2006.